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                             December 15, 2021

       Dean Shigenaga
       President and Chief Financial Officer
       Alexandria Real Estate Equities, Inc.
       26 North Euclid Avenue
       Pasadena, CA 91101

                                                        Re: Alexandria Real
Estate Equities, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Form 10-Q for the
quarterly period ended September 30, 2021
                                                            File No. 001-12993

       Dear Mr. Shigenaga:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2021

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP measures and definitions, page 101

   1. We note your presentation of Revenue, as adjusted for use in the calculation of Adjusted
                                                        EBITDA Margin, and that
such non-GAAP measure includes an adjustment for the
                                                        expense line item
impairment of non-relate estate investments, as well as adjustments for amounts for select
realized gains on non-real estate investments not classified as Revenue within your Statements
of Operations. Please address the following:
                                                            Tell us how you
determined Revenue to be considered the most directly comparable
                                                            GAAP measure, given
you adjust for an expense-related line item, as well as for
                                                            certain realized
gains that are a component of investment income. Refer to Item
                                                            10(e)(1)(i)(A) of
Regulation S-K;
                                                            Tell us how you
selected the "significant" realized gains to be excluded from your calculation of the
non-GAAP measure Revenues, as adjusted;
                                                            Tell us how you
determined that you have not presented an individually tailored
 Dean Shigenaga
Alexandria Real Estate Equities, Inc.
December 15, 2021
Page 2
              measure given the adjustments referenced above; refer to Question
100.04 of the
              Division   s Non-GAAP Financial Measures Compliance & Disclosure
Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar,
Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters or with any other questions.



FirstName LastNameDean Shigenaga                           Sincerely,
Comapany NameAlexandria Real Estate Equities, Inc.
                                                           Division of
Corporation Finance
December 15, 2021 Page 2                                   Office of Real
Estate & Construction
FirstName LastName